UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SEC FILE NUMBER
0-11734

CUSIP NUMBER
29259K 10 2

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D	☐ Form N-SAR
☐ Form N-CSR

For Period Ended:	March 31, 2023

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

ENDEXX CORPORATION

Full Name of Registrant

Former Name if Applicable

38246 North Hazelwood Circle

Address of Principal Executive Office (Street and Number)

Cave Creek, Arizona 85331

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Endexx Corporation (the “Company”) has determined it is unable to file its Quarterly Report on Form 10-Q timely for the fiscal period ended March 31, 2023 (the “Form 10-Q”) due to the timing of concluding the final internal accounting and external audit work for its fiscal year ended September 30, 2022, as well as the related internal consolidated accounting for the fiscal period ended March 31, 2023, and the related iXBRL coding for this 10-Q. The primary reason for the continued delay in completing and filing the referenced Annual Report and the cascading delay in finalizing its accounting and financial statements and preparing the related MD&A for this Quarterly Report has been the accounting integration of Hyla US Holdco Limited with the legacy operations and accounting of the Company, which integration, to a certain extent, for the Company’s 2022 fiscal year, was also delayed due to COVID-19 in 2022. As previously reported, each of the Company’s employees and substantially all of its primary consultants were infected by the novel coronavirus in the months during which the accounting for the Company’s 2022 fiscal year and the related control or integration of the Hyla financial statements should have been concluded. These control and integration issues had a cascading effect that continued from preparation of the annual financial statements through the first fiscal quarter and into this fiscal period.

Nevertheless, in accordance with Rule 12b-25 of the Securities Exchange Act of 1934, the Company currently intends to file its Form 10-Q no later than the fifth calendar day following the prescribed due date.

Cautionary Note to Investors Regarding Forward Looking Statements

This Notification of Late Filing on Form 12b-25 contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements include, among other things, the statement that the Company expects to file its Form 10-Q no later than the fifth calendar day following the prescribed due date. Notwithstanding the Company’s best efforts, there can be no assurance that the Company will be able to file its Form 10-Q within that time period. Forward-looking statements are subject to a number of uncertainties and risks, including the Company’s ability to complete items necessary to file the Form 10-Q within the anticipated timeframe. Such forward-looking statements are made only as of the date of this Notification of Late Filing on Form 12b-25, and the Company does not undertake any obligation to update any forward-looking statement to reflect subsequent events or circumstances, except to the extent required by law.

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PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Todd Davis, President and Chief Executive Officer	(480)	595-6900
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☐ Yes ☒ No

Annual Report on Form 10-K for the fiscal year ended September 30, 2022; Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2022

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

During the equivalent period of the Company’s previous fiscal year, its operations were related solely to activities related to its CBD-related products. As previously reported, on August 29, 2022, the Company acquired 51% of the capital stock of Hyla US Holdco Limited (“Hyla”), an entity that produces and sells organic, plant-based, all-natural, zero-nicotine vape products. That acquisition resulted in an increase in the Company’s revenues and expenses, and resulting profit (loss) of the Company, if reported on a consolidated basis. For the Company’s fiscal year ended September 30, 2022 and its first fiscal quarter ended December 31, 2022, the Company reported the results of Hyla’s operations as an investment on its financial statements and the corresponding MD&A. For the current fiscal quarter, the Company anticipates that it will report Hyla’s operations on a consolidated basis with the Company’s other operations. However, as of the date of this Notification of Late Filing on Form 12b-25, the anticipated consolidation of the financial statements of Hyla and the Company’s legacy operations has not yet been completed, to a large extent for the historical reasons noted in Part III, above. Thus, a reasonable estimate of the results cannot be made as of the date of filing of this Notification.

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ENDEXX CORPORATION

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 16, 2023	By	/s/ Todd Davis
Todd Davis, President and Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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